Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Blue Water Acquisition Corp. II on Form S-1 of our report dated August 6, 2021, except for the second paragraph of Note 9, as to which the date is October 18, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the financial statements of Blue Water Acquisition Corp. II as of June 28, 2021 and for the period from February 10, 2021 (inception) through June 28, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 18, 2021